WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

October 22, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Amended October 21, 2009
File No. 333-157304

Dear Mr. Mancuso:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, WindTamer Corporation (the “Registrant”) hereby requests the acceleration of the effective date of Registrant’s above-referenced Registration Statement on Form S-1 to 5:00 P.M. eastern time on October 26, 2009, or as soon as practicable thereafter.

The initial Form S-1 was filed on February 13, 2009, and Amendments on Form S-1/A were filed on March 30, 2009, May 4, 2009, July 16, 2009, July 29, 2009, August 31, 2009, September 16, 2009, October 1, 2009, October 9, 2009 and October 21, 2009, respectively.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer